FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2005

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

55 St. Clair Avenue West, 3rd Floor Toronto, Ontario, Canada M4V 2Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: September 26, 2005	Lewis N. Rose President and Chief Executive Officer

FOR IMMEDIATE RELEASE
Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

CRYPTOLOGIC ANNOUNCES RENEWAL OF NORMAL COURSE ISSUER BID

September 26, 2005 (Toronto, ON) – CryptoLogic Inc., a leading software developer to the global Internet gaming industry, announced today that its Board of Directors has authorized the company to renew its Normal Course Issuer Bid. Purchases under the bid may commence on September 28, 2005 and will terminate on September 27, 2006.

CryptoLogic’s share purchase program authorizes the company to purchase up to 1.34 million shares of the issued common shares, representing approximately 10% of the public float. There are currently 13,549,600 common shares issued and outstanding. Purchases will be made on the open market through the facilities of the Toronto Stock Exchange and at the market price at the time of purchase. No more than 2% of the outstanding shares may be purchased within any 30 day period in accordance with exchange rules. The common shares purchased by CryptoLogic during the course of the Normal Course Issuer Bid will be cancelled.

CryptoLogic and its Directors believe that the company’s common shares have been trading at prices that do not reflect the underlying value of the company, given its earnings, positive cash flow and strong balance sheet. As a result, the company believes that its common shares are a good investment at current and recent prices. Under its 2004/2005 bid, CryptoLogic most recently repurchased and cancelled 270,500 shares at an average price of Cdn$23.61.

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is a world leading, blue-chip public developer and suppler of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to an internationally-recognized blue chip customer base worldwide. For information on WagerLogic®, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the NASDAQ National Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

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For more information, please contact: CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director of Communications	Argyle Rowland Communications, (416) 968-7311 (media only) Karen Passmore, ext. 228/ kpassmore@argylerowland.com Dan Tisch, ext. 223/ dtisch@argylerowland.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

TEL (416) 545-1455 FAX (416) 545-1454
55 ST. CLAIR AVENUE, 3RD FLOOR, TORONTO, CANADA M4V 2Y7